United States securities and exchange commission logo





                             October 7, 2021

       Hermann Lubbert, Ph.D.
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way, Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 1,
2021
                                                            File No. 333-257722

       Dear Dr. Lubbert:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment 5 to Form S-1 filed on October 1, 2021

       Recent Developments, page 4

   1. Please revise your presentation of financial results for the quarter and nine months ended
                                                        September 30, 2021 to
also disclose your estimated expenses and net income/loss for the period in addition to
the presentation of estimated revenues.
              You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at
(202) 551-3676 if
       you have questions regarding the financial statements and related matters. Please contact Abby
       Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Stephen E. Older, Esq.